Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Paul Scott
Taylor Rafferty, London
+44-20-7614-2900
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES ITS
PRELIMINARY UN-AUDITED CONSOLIDATED RESULTS FOR THE
FIRST HALF OF 2005

Luxembourg/Portugal – September 22, 2005 - Espírito Santo Financial Group S.A. (Euronext Lisbon and NYSE: ESF) announced today its preliminary un-audited consolidated results for the first half of 2005.

•	Consolidated Net Profit reached 48.3 million Euros in June 2005 against 11.9 million Euros in June 2004;
•	Net Interest Income Results grew 5.7%,
•	Market Results increased 31.9%;
•	Employees Costs and other Administrative Expenses decreased 2.6%

New Accounting Framework

According with regulation 1606/2002 of the European Council and Parliament, companies having their securities admitted to trading on a regulated market of any Member State should prepare their consolidated accounts for each financial year starting on or after 1st January 2005 in accordance with IFRS.

The IAS 32, IAS 39 and IFRS 4 standards, as applicable, were adopted by Banco Espírito Santo Group, Tranquilidade, ES Seguros and Tranquilidade Vida on 1st January 2005, as permitted by IFRS 1. The other standards, which have lesser impact, were adopted on 1st January 2004. The transition adjustments for the conversion of Generally Accepted Accounting Principles in Portugal (the local principles) to IFRS have been accounted for in Shareholders’ Funds on 1st January 2005. However, because the transition adjustments must conform with accounting standards in force on the 31st December 2005, the quantification effects of such transition must be considered provisional and subject to changes which, depending on the actual standards, could be material.

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Thus, the comparison between the first semester results for 2005 and those of the previous year are difficult. In order to somewhat facilitate this comparison, the 2004 accounts have been reclassified in accordance with IFRS, although the numbers have been calculated in accordance with the local principles except for the IFRS standards mentioned in the above paragraph.

For further information please consult the Annex to this document entitled “Transition to the International Accounting Standards (IFRS)”.

General Comments
ESFG’s consolidated performance in the first semester of 2005 highlights its resilience in the face of subdued economic and stock exchange performances in Portugal in the same period. Indeed, dividend yield compensated the decline in net interest income leading to an increase in financial results. Fee and commission income showed some growth in spite of the more volatile performance of investment banking revenues, whilst trading results registered a good performance as a consequence of increased diversification. The decrease in salaries and administrative costs helped ensure a very positive result in the circumstances presently prevailing in Portugal.

Principal Item Analysis
Consolidated Net Interest Income (including dividend income) grew 5.7% in the first semester of 2005, against the same period of 2004, as a 77.9% growth in dividend revenue compensated a decline in pure net interest income. This decline was a function of external constraints that have been negatively influencing its progress for some time, namely pressure on credit products spreads, particularly in lower risk segments, and the continuing very low level of euro interest rates, hampering the profitability of funds.

The adoption of IFRS has brought yet another constraint, introducing more restrictive criteria for hedging policies definition. This led to the reclassification of part of the derivatives transactions from the hedging portfolio to the trading portfolio, which means that the corresponding results were recognised as results from financial operations instead of net interest income.

Consolidated Commissions and Similar Income posted a 1.8% increase to reach 248.9 million Euros in June 2005. Again, this reflects the performance at the banking subsidiaries in Portugal which, in the first half of 2005 was conditioned by the volatile nature of investment banking activities and the adverse effects of fierce competition backed by aggressive promotion of sharp price reductions and even free services. Furthermore, the introduction of IFRS has lead to accrual of fees of commissions.

In terms of consolidated market results1, these have shown a growth of 31.9% in June 2005 to reach 161.2 million Euros, reflecting strong gains in assets available for sale and in foreign exchange revaluation at the banking operations in Portugal. As in the past, these results were based on the diversification of market risk. In the second quarter of 2005 there was increased emphasis on emerging markets trading, with a special focus on Latin American countries. Both interest rate and exchange rate performance was favourable, thus compensating the flattening yield curves of European and US markets as well as the negative performance of the Portuguese market.

1 Aggregate of Net Result on Financial Assets at Fair Value, Net Result on Financial Assets Available for Sale, Net Result on Sale of Other Assets and Net Foreign Exchange Results

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Consolidated Insurance Premiums Acquired Net of Reinsurance posted a 5.6% decrease in June 2005 compared with the same period of the previous year. This was due mainly to the decline in life insurance premiums, namely private pension plan premiums, which have been marketed to a considerable extent on the basis of fiscal incentives at entrance, that have been abolished by the government. However, by August 2005, there was significant premium growth in all non-life products and leadership in private pension plans in Portugal was re-established. In turn, consolidated Insurance Claims Net of Reinsurance increased 65.5% in the same period, due mostly to a very substantial volume of maturities in capitalization products with profit sharing, initiated some eight years ago, following a surge in demand for this type of product.

Consolidated Employees Costs and Benefits and other Administrative Expenses2 posted a decline of 2.6%, as a consequence of the cost containment strategy implemented at all levels of the ESFG group of companies.

TRANSITION TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONVERSION TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

According to Regulation no. 1606/2002 of the European Council and Parliament, companies having securities admitted to trading on a regulated market of any Member State should have adopted the International Financial Reporting Standards as from 1 January 2005 in the preparation of their consolidated financial statements.

The adoption of the IFRS implied considerable changes in the accounting framework inherent in the current Portuguese Plan of Accounts for the Banking Sector (PABS) and Portuguese Plan of Accounts for the Insurance Sector (PAIS) used by ESFG until 31 December 2004 in the preparation of its consolidated financial statements.

This information has been prepared in accordance with the IFRS standards which are applicable at the current date and does not entail all the financial information that should be disclosed in the financial statements as at 31 December 2005. Neither does it consider any accounting impacts that may result from changes that may occur in the accounting standards by 31 December 2005. Moreover, the figures presented have not been audited or reviewed by our external auditors.

Therefore the figures presented should be considered provisional and reflect the best current estimate of the standards that will be in place as at 31 December 2005.

2 Aggregate of Employees Costs and Benefits and Other Administrative Expenses

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Following the significant impact of the IFRS adjustments introduced as at 1 January 2005, the financial statements as at 30 June 2005 are not comparable to the published financial statements as at 30 June 2004 which followed the rules of PABS and PAIS. On this basis, and following a recommendation of the CESR, the Group presents as comparatives the 30 June 2004 financial statements as published and the restated 30 June 2004 financial statements in accordance with IFRS except for IAS 32, IAS 39 and IFRS 4 which were not applied to the 2004 comparative figures as permitted by IFRS 1.

Main adjustments required to comply with IFRS

The main purpose of this note is to present a brief summary of the differences identified between the accounting policies used by ESFG – which follow the PABS and PAIS - and the IFRS, which impacted the consolidated financial statements.

a)       Securities

Banking subsidiaries (PABS)

In accordance with the PABS rules, investment securities available for sale are valued at the lower of cost or market value. Any unrealized losses are fully provided for and charged to the statement of income and unrealized gains are not recognized. In the case of reversals of unrealized losses provided for, both for shares or fixed-income securities, the provisions are written-back to the statement of income.

Equity holdings that are not consolidated or accounted for under the equity method, i.e., in principle, those where the percentage held is less than 20%, were under PABS recorded at cost and the related unrealized losses determined at balance sheet date, based on the average market price of the last 6 months, were provided for over a period of 5 to 10 years, as set forth in Bank of Portugal Regulation no. 4/2002. Unrealized gains were not recognized.

Additionally, under PABS, unrealized losses resulting from foreign exchange differences on equity holdings denominated in foreign currencies were recognized under other assets.

Insurance subsidiaries (PAIS)

Debt securities held by insurance subsidiaries were classified as available for sale and for PAIS purposes were carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual was made based on nominal value and on the applicable interest rate for the period. Premium or discount was accrued over the period to maturity against the Statement of income using the straight line method.

The equity securities portfolio, also classified as available for sale, under Portuguese GAAP was valued at the balance sheet date, at market value. Unrealized gains and losses resulting from the difference between the book value and market value, at the balance sheet date, were recorded in shareholders’ equity under “Regulatory revaluation reserve” or as a liability under “fund for future appropriations” in the case of investment securities covering life insurance liabilities arising out from insurance contracts with profit sharing. Any losses not covered by the reserve or by the fund were charged to the Statement of income.

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Under IFRS, investment securities available for sale are marked to market and unrealized gains or losses including any foreign exchange differences are recognized under reserves, except if an impairment loss is determined, in which case they are taken to the statement of income. Impairment losses are reversed against the statement of income, except for equity securities, in which case the reversal is recorded against equity. Other equity holdings are classified as securities available for sale.

IFRS allows for certain securities to be designated at fair value through the statement of income.

Additionally, under IFRS, the provision for future policyholders dividends is adjusted for the impact of net unrealized gains and losses on investment securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements where they are realized (shadow accounting adjustment).

b)     Retirement pensions and other employee benefits

Banking subsidiaries (PABS)

Bearing in mind that the date of transition to the IFRS was 1 January 2004, on 31 December 2003 and 2004, ESFG’s Portuguese subsidiaries decided to change the actuarial assumptions so as to converge with the IAS 19 requirements.

Since Regulation no. 12/2001, applicable by the Portuguese banks in the recognition of their pension liabilities, already allowed actuarial gains and losses to be deferred under the corridor method, the largest differences that were found in retirement pensions concerned early retirements for disability and health benefits.

In accordance with Bank of Portugal rules, restructuring costs with early retirements were amortized over a 10-year period. Under the IFRS they are fully recognized in the year when the retirements occur.

As regards health benefits granted to the employees reaching retirement age, it has been the practice in the market to recognize such benefits in the statement of income in the year when they were paid. The adoption of IAS 19 implies that the liabilities incurred with such benefits are recognized based on actuarial valuations at balance sheet date.

Insurance subsidiaries (PAIS)

Insurance subsidiaries accounted for pensions in accordance with the rules of PAIS which required that any increase in vested benefits, including actuarial gains and losses were recognized in the statement of income when incurred. For IFRS, the corridor method was used.

b)       Insurance reserves

Equalization Reserve

Under PAIS, an equalization reserve was set up for lines of business that were characterized by greater uncertainty regarding the evolution of claims. IFRS 4 prohibits provisions for possible claims that are not in existence at the reporting date.

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Liability adequacy test

In accordance with IFRS 4, at each reporting date, the insurance companies shall assess whether their recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts. Under PAIS, the above mentioned procedure was only applicable to the non-life business.

d)       Consolidation of Special Purpose Entities (SPEs)

According to PABS, assets, loans and securities assigned by ESFG’s Portuguese banking subsidiaries under securitization transactions were derecognized providing that they met the conditions for sales recognition. Securities purchased within the scope of such transactions were recognized as investment securities and provided for in accordance with the rules set forth in Bank of Portugal Regulation no. 27/2000.

Under IAS 39, assets are only derecognized after ESFG’s banking subsidiaries have lost control over the contractual rights underlying such assets, although IFRS 1 establishes that on transition local rules will apply to the operations carried out up to 1 January 2004.

Moreover, all SPEs with which the Group establishes relations must be analyzed under the light of the consolidation rules applicable to such entities (and expressed in SIC 12), namely those which may have been set up within the scope of the securitization transactions carried out.

e)       Treasury stock and Bonuses

According to PABS, shares underlying the SIBA plan were accounted for by the banking subsidiaries as an asset. In accordance with IFRS these shares were reclassified, by these subsidiaries, as treasury shares.

Bonuses were accounted for under PABS and PAIS as a deduction from equity as they were considered to be a transfer of the rights to the dividends from the shareholders to the employees. Under IFRS these bonuses are taken to income in the year to which they relate.

f)       Preference shares

According to PABS, preference shares were classified under minority interest and the accrual of the dividends were deducted from the net income under minority interest.

Under IFRS when the option for redemption is within the control of the issuer and dividends are only payable if and when declared by the board of directors, the preference shares are considered permanent equity of the issuer, a subsidiary of ESFG. Therefore, under IFRS no accrual for the dividends is made as no dividends were declared at the balance sheet date.

In this case reference shares are still classified as minority interest as they represent equity of a subsidiary attributable to third parties.

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However, when the Group has a present obligation of paying dividends, preference shares are considered as liabilities and dividends are classified as interest expense.

g)       General banking risk provision

Under PABS, the Group booked a General banking risk provision which aimed to face non-specific unidentified banking risks inherit to the Group activity and therefore was determined by cautious criteria defined by management.

This type of provision does not qualify for recognition under IAS 37, and therefore it was reversed for IFRS on transition.

h)       Property and equipment

Under PAIS, real estate held by insurance subsidiaries, for own use and investment purposes, are valued at their market value which is defined as the value on the date of the latest valuation of each property, performed at least in the last 5 years, in accordance with the methods recognized by the Portuguese Insurance Institute. Real estate held by insurance subsidiaries is not depreciated.

Under IFRS 1, insurance subsidiaries elected to use the fair value at transition date as the deemed cost of their real estate. Additionally, in accordance with IAS 16, real estate for own use is amortized over its estimated useful life and subject to impairment test

i)       Intangibles

In accordance with PABS and PAIS, internally developed software is capitalized and amortized over a 3 year period.

In accordance with IAS 38, internally developed software can only be capitalised if (i) it generates future economic benefits and (ii) the cost can be determined reliably.

The cost that can be capitalised as part of an internally generated intangible assets are identified under IAS 38 and excludes expenditure incurred to restore or maintain the level of future benefits.

j)        Loan Portfolio Impairment

In accordance with PABS, provisions for loans and advances to customers were set up in accordance with Bank of Portugal Regulations nos. 3/95, 2/99 and 8/03. The Bank of Portugal rules on the setting up of provisions had therefore, an essentially regulatory nature. At the same time, this supervisory authority has established the obligation of banks to submit, twice a year, a report analyzing economic provisions to cover the specific risk in the loans portfolio. In the application of the Bank of Portugal regulations, in the calculation of loan losses provisions there was an overriding requirement that the provision should be sufficient on an economic basis.

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Under IAS 39, the loans portfolio is valued at amortized cost and subject to impairment tests (performing and non performing portfolios). Impairment losses are determined as the difference between the carrying amount of the loan and the value of future expected cash flows, discounted at the loan’s original effective interest rate. This method considers two main aspects: i) the recoverable amount based on an economic analysis of the portfolio; ii) the present value of expected cash flows at the original effective interest rate.

k)       Deferred taxes

According to PABS, deferred tax assets could not be recognized. The IAS 12 permits the recognition of deferred tax assets, providing it is probable that tax profits will be available to absorb deductible temporary differences (including tax losses).

According to PAIS, insurance subsidiaries already recognized deferred tax assets.

Therefore, the application of IAS 12 by the banking subsidiaries implied the recognition of the total deferred tax asset calculated on the differences as at the transation date between the tax balance sheet and IFRS balance sheet. For the insurance subsidiaries, the impact under IAS 12, reflects mainly the tax effect of the IFRS adjustments.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally. For additional information on Espírito Santo Financial Group, its subsidiaries, operations and results, please visit the Company’s website on www.esfg.com.

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ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET

	Unaudited	Unaudited	Unaudited
	under PG GAAP	under IFRS	under IFRS
	June 30, 2004	June 30, 2004	June 30, 2005

		(In millions of Euro)

NET ASSET

Cash and deposits with Central Banks	703.7	704.5	719.6
Deposits wiht other banks	468.3	468.3	642.1
Loans and advances to other banks	4,068.1	4,027.9	3,556.0
Loans and advances to customers	29,294.3	29,462.7	31,637.5
(Provision)	(829.4)	(829.4)	(859.3)
Financial assets held for trading	1,870.6	1,870.6	3,460.7
Financial assets at fair value with results recognized in the P&L	–	–	2,133.9
Financial assets available for sale	9,180.0	7,736.1	8,141.5
Financial assets with repurchase agreement		–	–
Fair value of hedging derivatives	165.6	165.6	53.5
Financial assets held to maturity	631.0	631.0	561.3
Investments in associated companies	25.4	25.4	50.4
Property and equipment	125.6	126.9	133.3
Non current assets held for sale	81.7	83.2	123.4
Other tangible assets	431.5	435.5	446.2
Intangible assets	174.6	117.7	100.3
Current tax assets	8.4	8.4	27.7
Deferred tax assets	31.2	136.6	243.9
Technical provision on reinsurance ceded	46.2	46.2	52.7
Other assets	2,571.5	1,329.4	1,930.6

TOTAL NET ASSETS	49,048.3	46,546.6	53,155.3

LIABILITIES

Owned to Central Banks	106.9	106.9	464.1
Owned to other banks	6,200.7	6,505.0	7,516.2
Deposits from clients	20,553.8	20,329.1	17,543.9
Debt securities	10,466.4	8,563.4	13,707.6
Other financial liabilities at fair value with results recognized in the P&L	–	–	–
Fair value of hedging derivatives	123.2	123.2	64.7
Non current liabilities held for sale	613.7	613.7	1,658.9
Liabilites on insurance investment contracts	1,168.0	1,168.0	1,620.3
Provisions	567.1	90.7	122.2
Subordinated liabilites	1,634.1	1,932.6	2,324.4
Insurance technical provisions	4,520.8	4,527.2	4,629.6
Current tax liabilities	21.7	21.7	39.5
Deferred tax liabilities	4.7	36.4	108.6
Other liabilities	578.9	542.9	1,274.6

TOTAL LIABILITIES	46,560.0	44,560.8	51,074.6

SHAREHOLDERS’ EQUITY

Share capital	479.1	479.1	479.1
(Treasury stock)	(35.2)	(33.6)	(30.2)
Revaluation reserve	17.5	17.5	86.8
Other reserves and retained earnings	(376.3)	(416.6)	(459.8)
Net income	30.5	11.9	48.3
Minority interests	2,372.7	1,927.5	1,956.5

TOTAL SHAREHOLDERS’ EQUITY	2,488.3	1,985.8	2,080.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	49,048.3	46,546.6	53,155.3

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES CONSOLIDATED STATEMENT OF INCOME

	Unaudited	Unaudited	Unaudited
	under PG GAAP	under IFRS	under IFRS
	June 30, 2004	June 30, 2004	June 30, 2005

		(In millions of Euro)

Interest and similar income	1,130.3	1,126.0	1,019.4
Interest and similar expenses	715.8	722.4	609.4
Dividends	23.1	23.1	41.1

Net interest income	437.6	426.7	451.1

Commissions and similar income	244.6	244.6	248.9
Commissions and similar expenses	25.3	25.3	35.4
Net result on financial assets at fair value	7.7	7.7	(44.5)
Net result on financial assets available for sale	105.2	62.2	122.7
Net result on sale of other assets	35.1	35.1	30.2
Net foreign exchange results	17.2	17.2	52.8
Other net income from banking actiity	16.9	40.5	14.6

Insurance premiums acquired, net of reinsurance	378.8	378.8	357.7
Insurance acquisition costs, net of reinsurance	24.9	24.9	28.3
Insurance claims, net of reinsurance	260.5	260.5	431.0
Net change in insurance technical provisions, net of reinsurance	145.9	146.3	(42.0)
Net change in insurance investment contracts	0.2	0.2	0.1
Other net income from non-banking actiity	(3.1)	(3.1)	2.8

Income from banking and non-banking activities	783.3	773.8	783.5

Employees costs and benefits	201.0	276.8	244.7
Other adminitrave expenses	148.8	153.0	174.0
Depreciation and amortization	74.2	57.7	47.3
Provisions net of reversal	27.5	3.5	11.4
Loans’ impairement, net of reversal and recoveries	133.9	133.9	123.6
Other financial assets’ impairement, net of reversal and recoveries	15.8	15.8	9.2
Other assets’ impairement, net of reversal and recoveries	2.5	2.5	(1.7)
Equity in earnings of associated companies	(0.2)	(0.2)	0.9

Income before taxes	179.4	130.4	175.9
Current taxes	27.2	27.2	37.2
Deferred taxes	0.7	2.1	(12.4)

Net income before minority interest	151.4	101.0	151.1
Minority interests	120.9	67.9	102.8

Net income for the period	30.5	11.9	48.3